Mail Stop 3561

January 19, 2007

Chad Spooner
Chief Financial Officer
Rafaella Apparel Group, Inc.
1411 Broadway
New York, NY 10018

> **Re:** **Rafaella Apparel Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 21, 2006**
> **File No. 333-138342**

Dear Mr. Spooner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 10

Any Holder that is a broker-dealer that exchanges its Old Notes…, page 16

1. We note that in response to comment 12 in our letter dated November 28, 2006, you revised the heading of this risk factor to make it applicable to broker-dealers that exchange their old notes for new notes held for their own account. The discussion paragraph, however, appears to concern any holder that exchanges old notes for the purpose of participating in a distribution of the new notes. Please revise to reconcile or advise.

Industry and Market Information, page 24

2. We note your response to comment 5 in our letter dated November 28, 2006 and reissue the comment. In this regard, we note your continued representation that you have not independently verified and do not guarantee the accuracy of some of the information in the prospectus.

Management's Discussion and Analysis of Financial Condition…, page 32

Liquidity and Capital Resources, page 42

3. Please disclose why accrued expenses and other current liabilities increased significantly in the quarterly period ended September 30, 2006 in your discussion of cash flows from operating activities on page 44.

The Exchange Offer, page 48

Terms of the Exchange Offer, page 48

4. We note your response to comment 16 in our letter dated November 28, 2006. It appears, however, that your disclosure in the first paragraph on page 49 continues to state that if "[a]ny tendered Old Notes are not accepted for exchange…those unaccepted Old Notes will be returned…as promptly as practicable after the expiration of the offer." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly," as opposed to "promptly as practicable," upon expiration or termination of the offer, as applicable. Please revise accordingly.

Management, page 66

Equity Incentive Plan, page 73

5. It appears that your description of the amounts payable upon the exercise of your repurchase rights differs from the provisions of the equity incentive plan filed as Exhibit 10.11. Please revise or advise us.

Security Ownership of Certain Beneficial Owners and Management, page 74

6. We note your response to comment 23 in our letter dated November 28, 2006. Please also include Acquisition Co. in the beneficial ownership table.

Audited Financial Statements

Note 12. Concentration of Credit Risk and Major Customers, page F-23

7. We reviewed the revisions to your disclosure in response to comment 33 from our letter dated November 28, 2006. Please revise to disclose the dollar amounts of sales to each customer that accounted for 10% or more of consolidated sales for each period presented. Please refer to paragraph 39 of SFAS 131. Please similarly revise your disclosure in Note 5 to your interim financial statements on page F-37.

Interim Financial Statements

8. Please revise the chronological order of the columns in the condensed consolidated balance sheets, statements of operations and statements of cash flows and related notes so they are consistent with the rest of the filing. Refer to SAB Topic 11:E.

Note 2. Stock-Based Compensation, page F-34

9. Please tell us whether you accounted for the stock options formally granted during the three months ended September 30, 2006 in accordance with SFAS 123 or SFAS 123R and why. In this regard, tell us how you determined the grant dates and why the grant dates comply with SFAS 123 or SFAS 123R as applicable. Also, we note your disclosure on page 38 that subsequent to the adoption of SFAS 123R volatility assumptions were based on the average volatilities of other similar public entities. Please disclose the effect of the change from applying the original provisions of SFAS 123 on income, cash flow from operations and financing activities and basic and diluted earnings per share. In doing so, please clarify your disclosures regarding the accounting treatment of the stock options formally granted during the three months ended September 30, 2006. Please refer to the definition of grant date in Appendix E of SFAS 123 and SFAS 123R and to paragraph 84 of SFAS 123R. In addition, please tell us the per share fair value of your common stock used in estimating the fair value of stock options and how you determined the fair value.

10. Based on the provisions of your equity incentive plan filed as Exhibit 10.11 it appears that options vest upon the consummation of an initial public offering. Also, it appears that your call rights do not lapse upon the consummation of an initial public offering. Please revise or advise.

11. Please revise to disclose the weighted-average grant date fair value for non-vested stock options at the beginning and end of the period and for options vested during the period. Please also disclose the aggregate intrinsic value of stock options outstanding at the end of the period. Refer to paragraph A240 of SFAS 123R.

Part II. Information Not Required in the Prospectus, page II-1

Undertakings, page II-4

12. We note your response to comment 34 in our letter dated November 28, 2006. In your next amendment, please revise to include the undertakings in Item 512(h) of Regulation S-K.

Exhibits

13. Please revise Exhibit 12.1 to include the most recent interim period as required by Item 503(d) of Regulation S-K.

*   *   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Staff Attorney, at (202) 551-3338, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: Kimberly M. Monroe, Esq.
       Schulte Roth & Zabel LLP
       Via Fax: (212) 593-5955